April 11, 2006

Mr. James Holbrook
Chief Executive Officer
EMAK Worldwide Inc.
6330 San Vicente Boulevard
Los Angeles, CA 90048

Dear Jim:

I am writing to inform you of my decision to withdraw the notice of my intention to nominate six nominees to the Board of Directors of EMAK Worldwide at the Company’s 2006 Annual Meeting of Shareholders. I am withdrawing this notice in light of certain changes that I believe you and the Board have made in response to my efforts and further changes you have committed to make to the governance and board composition of EMAK, and because I believe that a proxy fight at this time is not in the best interests of the Company, its customers or its employees. As both the former CEO of the Company and its largest common shareholder, my primary objective remains to work in a constructive manner with management and the Board of the Company to build shareholder value.

I have declined the Board’s invitation to return to the Board of the Company at this time, because I believe that the terms on which the Board was willing to permit my return would have hindered my efforts to protect the interests of all of the Company’s shareholders.

As you know, since my resignation as CEO in May 2005, I have been extremely disappointed with EMAK’s financial and stock price performance, as well as with a number of actions taken by the Board of Directors.

In August 2005 I resigned from EMAK’s Board of Directors in order to preserve my options as an active EMAK shareholder. I intend to continue to pursue these options.

Reasons for Considering a Potential Solicitation

Jim, I feel that it would be helpful to you and the Board to understand why I felt compelled to initiate a proxy contest. The reasons include the following:

•	Since my resignation as CEO, EMAK’s stock price has declined by more than 25% in a rising stock market.
•	Recently released fourth quarter 2005 results showed a decrease in revenues of 22% and a decrease in adjusted EBITDA before charges/gain of 95% from the comparable period during 2004.
•	Since my resignation as CEO, EMAK has lost a major client and subsequently wrote off $3.4 million in goodwill relating to the acquisition of the Johnson Grossfield agency.
•

There have been no material new client announcements of which I am aware during the past eleven months. The 36% year-over-year decline in order backlog noted in the Company’s 2005 Form 10K highlights this concern.

•

With all due respect, I believe that the compensation package given to you was excessive, given your lack of public Company leadership experience. This package included a five-year employment term, $500,000 base salary, a signing bonus worth over $300,000, an annual incentive bonus of up to 100% of your base salary, a “cumulative EBITDA bonus” which could yield an additional several million dollars in cash over the employment term and a grant of 500,000 stock options, which when announced were to be vested over four years. You would also be eligible for a severance package in the event of a change in control of two years’ salary plus bonus and certain other benefits.

•

There have been multiple restructuring and management change announcements since December of 2005, rather than one clearly defined plan through one clear communication. I believe that these multiple announcements served to increase client uncertainty and hurt employee morale by increasing uncertainty about EMAK’s future.

•	The Board refused to negotiate potential transactions during 2005, which involved the possible acquisition of EMAK at a premium to the market price.
•

The lack of EMAK’s response to a November 18, 2005 follow-up letter where I reiterated “my request to review EMAK’s books and records in order to maximize shareholder value, including a possible acquisition of EMAK.” Given that I am the owner of approximately 26% of the outstanding common stock and a former long-time CEO with strong client and employee relationships, I was shocked that the Board did not have the courtesy to acknowledge this further expression of interest.
•	My belief that the incumbent Board lacks adequate corporate line operating experience, which I believe is essential to govern in a dynamic operating environment.
•

Minimal stock ownership of EMAK by the incumbent Board. As a result, I do not believe there is an alignment of shareholder and Board interests. (Other than the non-executive Chairman, no other Board member owns more than 6,000 shares.)

•

The approval of a compensation package for EMAK’s non-executive Chairman, consisting of an annual fee of $250,000 plus $50,000 in non-accountable expenses. This compensation is reportedly subject to periodic review and adjustment based on the level of service required by the Company from time to time. Given the substantial compensation package granted to you and the significant restructuring announcements whereby employees are losing their jobs and the CFO and CIO positions have been eliminated, I am surprised the Board feels it can pay this to a non-executive.

•

A decision by the Board announced on December 21, 2005 to accelerate the vesting of unvested and “out-of-the-money” non-qualified stock options previously awarded to employees, officers and directors with option exercise prices equal to or greater than $7.18 effective as of December 15, 2005. These accelerated options represented all of the Company’s outstanding options. While the Board and you have entered into a “Resale Restriction Agreement” with EMAK, this action is highly dilutive to shareholders and makes removal of a director or management employee far more expensive, thereby further entrenching them to the detriment of shareholders and discouraging potential activity that would create shareholder value. Perhaps most disturbingly, this decision was made about a month after announcing your appointment as CEO. In the November 15, 2005 8-K filing, EMAK noted that your options vest annually over four years. Now, a month later, they are all vested.

•

A requirement by EMAK that a meeting between you and me include the participation of the non-executive Chairman. When EMAK approached me via e-mail on November 18, 2005 about meeting you, I welcomed such an opportunity. As the largest common shareholder, I felt developing a relationship with EMAK’s CEO was imperative. However, I felt that in order to become familiar with your capabilities and leadership style, it would be far more productive to have a one-on-one meeting, something large shareholders and CEOs do all the time in public companies, and something I did many times over the years as EMAK’s CEO. Only after I had announced my intention to change the incumbent Board was I able to schedule a one-on-one meeting.

•

The Board’s recent decision during March 2006 to adopt a “poison pill,” which I believe was adopted in reaction to my efforts to effect change at the Company. I believe this will discourage persons who might otherwise be interested in acquiring EMAK at a price that is attractive to its shareholders. The “poison pill” imposes draconian penalties on shareholders or shareholder groups that beneficially own or commence a tender offer for 10% or more of EMAK’s common stock (and imposes the same penalties in connection with the acquisition of additional shares by shareholders who already own 10% or more of EMAK’s common stock).

Taken together, the above factors led me to conclude that I had no choice but to seek the election of directors I believed would help to maximize shareholder value.

Where do we go from here?

I care deeply about this Company - particularly, its customers and its employees. And, as a major shareholder and a former CEO, I feel an obligation to continue to press for the changes necessary to improve the Company’s operations and build shareholder value. Though I have temporarily backed away from initiating a proxy contest, I would like to work with you and the Board to improve operating and share price performance. Specifically, I urge you and the Board to include the following elements in your strategic platform:
•	Adopt a policy of open, transparent and frequent shareholder communications. This would include one- and three-year targets for revenue growth, operating margins and other key performance statistics.
•

Institute meaningful share ownership guidelines for directors. I propose that all directors acquire within two years of election a minimum of 10,000 shares (or not less than $100,000) of EMAK stock. In addition, Board compensation should be reviewed to explore ways to further align the Board with shareholders (e.g. replace some cash compensation with stock compensation).

•

Decentralize the operating structure. I believe that EMAK has too much corporate overhead, and feel such overhead results in unnecessary bureaucracy and saps the entrepreneurial culture that is essential for attracting and retaining the best and brightest employees. Every element of costs, including legal and auditor fees, insurance costs, director fees and other items should be scrutinized. I would place as many key corporate staff and functions in the operating divisions as possible and let the operating executives manage the cost structure with a good deal of autonomy. I believe that this activity would increase income statement and balance sheet accountability in the operating divisions’ management that are the closest to the customers. Operating executive incentive compensation systems should be reviewed and adjusted as needed to reflect this accountability. As a philosophy, every bit of corporate overhead should be examined to ensure it adds direct value to employees and/or clients, subject to basic controls and the need for centralized information. I believe that, not only would such an examination enhance profitability immediately, but also equally importantly, it would be an integral component of restoring EMAK’s historic culture of client focus, employee friendliness, creativity, entrepreneurship and fun. That culture, coupled with its strong value system, has been instrumental in EMAK’s historic success and ability to weather difficult operating and business challenges.

•

Consolidate EMAK’s operations into three divisions, with no layers between the CEO and operating management. While the February 13, 2006 letter to employees issued by you and filed in an 8-K noted the beginnings of a plan to consolidate to three operating units, I believe it is being done incorrectly. Specifically, I believe the SCI, Pop Rocket and Logistix U.S. divisions should be combined with the Equity Marketing division -- not Logistix in Europe. Equity Marketing contains exceptionally strong operating and creative talent and is expert in the type of product-oriented, popular culture-driven promotions that characterize these three smaller units. The leadership of the Equity Marketing division represents the most proven management talent in the Company and, I believe, can handle additional responsibilities. That the division is based in Los Angeles is also a big plus, as the SCI division has now moved from Ontario to Los Angeles. While the Logistix division (including Megaprint), headquartered in the United Kingdom, is an instrumental part of EMAK and core to its future success, I believe it is wise to let the division focus on returning to its historic profitability by concentrating on its strong international client base.

•	Accelerate the focus on new business development. New business is the lifeblood of all marketing agencies, infusing excitement and new challenges to the staff. It is also essential for strong economic performance, as a rising revenue line leverages fixed costs and permits investments in employees and new strategic initiatives. To accelerate new business activity I would put more new business resources into the three operating divisions, with the notion that operating management with financial accountability are best positioned to guide these investments and generate the best return. To complement this effort, I would propose reinstituting (to the extent they have been halted) various corporate cross-selling and information sharing programs. These programs serve to enhance the sense of an EMAK team and provide leads and support for various new business efforts. EMAK had a number of critical new business wins late in 2004 and early in 2005 that created a good deal of pride and excitement and were among the reasons for my optimism for the future at the time of my departure. These new business wins included Miller Brewing Company, Kraft and KB Home, among others.

•

Establish operating targets at recent historical profitability levels. It is essential for the benefit of all shareholders that EMAK return to strong profitability and cash flow levels. The 2004 profit challenges led by losses in the toy division and the complexity of integrating acquisitions should be in EMAK’s past. 2005 should have been a year of significantly improved performance, setting the stage for a strong 2006. In my judgment, there should be no reason that EMAK should not be able to return to its 2002 and 2003 EBITDA performance levels of $14.6 million and $14.3 million, respectively, in 2006. With this as a base, I believe that our shareholders should expect EBITDA growth of 8-12% going forward, driven by solid organic revenue growth, continued gross margin improvement and tight levels of corporate overhead. I believe that EMAK could be able to move EBITDA margins to the 10% range within five years now that the major investments for diversification are behind it and its largest client is once again on a growth trajectory.

•

Explore Strategic Alternatives. After implementing the above measures, I would propose that the Board aggressively explore the merits of various strategic alternatives to create value for all shareholders. Improvements to EMAK’s financial and share price performance resulting from the above measures should create a number of attractive options.

I found some of our recent conversations productive and feel some of the governance changes you and your Board have committed to enact are steps in the right direction, but in my judgment, they need to be executed immediately. Furthermore, it is clear that substantially more needs to be done to improve the financial performance of the Company and, ultimately, to create sustainable value for shareholders. I have outlined my thoughts above and trust that you will consider my ideas and continue to draw upon me as an informed and constructive resource as you and your Board manage the Company going forward.

I intend to continue to monitor the Company’s performance very closely and reserve my right to pursue a proxy contest or take such other actions as I deem prudent under the circumstances.

I am available to discuss any of the issues and ideas discussed in this letter with you and/or the Board at any mutually agreeable time.

Regards,

Don

7